CONVERTIBLE PROMISSORY NOTE

$400,000 USD                                               March 31, 2008

 For value received, Tensleep Financial Corporation, Colorado Corporation, promises to pay to R Tucker & Associates, Inc., a Colorado Corporation, or order, at La Quinta, California the sum FOUR HUNDRED THOUSAND DOLLARS  ($400,000 USD) on demand or August 31, 2013 with interest at the rate of 10% payable quarterly on the last day of March, June, September and December, commencing June 30, 2008 until paid.

 With the execution of this note, Tensleep Financial Corporation grants R Tucker & Associates, Inc., the right to convert, all or in part of the unpaid portion of the face amount of $400,000 of this note into its common stock at a conversion price of  $0.10 per share, or as may be agreed to by Tensleep Financial at the time of conversion, for a period of this note until paid, and that the conversion rate is not subject to any alteration or modification due to a reverse stock split, but is subject to any alteration or modification due to an advance stock split, or stock dividend..

Should default be made in the payment of principal or interest when due the whole sum of principal plus accrued interest shall become immediately due at the option of the holder of this note.  In the event Tensleep Financial defaults on the note, interest shall accrue from the date of default until paid at a rate of Fifteen (15%) Percent per annum. Principal and interest payable in lawful money of the United States.  If action be instituted on this note the Tensleep Financial Corporation promises to pay reasonable attorney's fees.

All  or any part of  the principal balance may  be paid at any time, and from  time to time,  without penalty, provided  that any accrued interest on the amount of principal so prepaid shall also be paid with such prepayment.

       Tensleep Financial Corporation

            /s/Ronald S. Tucker
       BY:__________________________
        Ronald S. Tucker, President